UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Director/PDMR Shareholding dated March 23, 2023

99.1
HALEON PLC
(“Haleon” or “the Company”)

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

23 March 2023: Notification and Public Disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and Persons Closely Associated with them.

On 23 March 2023, Haleon made annual and refill awards under the Performance Share Plan, Share Value Plan and Deferred Annual Bonus Plan to its Executive Directors and Executive Team members as follows:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian McNamara
2	Reason for the notification
a)	Position/status	Chief Executive Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional award under the Haleon plc Deferred Annual Bonus Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		(i) Nil	1,741,487
		(ii) Nil	127,512

d)	Aggregated information

	- Aggregated volume	1,868,999

	- Price	Nil

e)	Date of the transaction	23 March 2023
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Haleon plc American Depositary Shares (ADS) US405552100
b)	Nature of the transaction	Grant of a conditional Refill award under the Haleon plc Performance Share Plan
c)		Price(s)Volume(s) Nil434,906
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	23 March 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tobias Hestler
2	Reason for the notification
a)	Position/status	Chief Financial Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction
(i) Grant of a conditional award under the Haleon plc Performance Share Plan
(ii) Grant of a conditional Refill award under the Haleon plc Performance Share Plan
(iii) Grant of a conditional award under the Haleon plc Deferred Annual Bonus Plan

c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	758,514
		(ii)	Nil	60,878
		(iii)	Nil	70,995

d)	Aggregated information

	- Aggregated volume	890,387

	- Price	Nil

e)	Date of the transaction	23 March 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bart Derde
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70
b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional Refill award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	429,526
		(ii)	Nil	32,380

d)	Aggregated information

	- Aggregated volume	461,906

	- Price	Nil

e)	Date of the transaction	23 March 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Filippo Lanzi
2	Reason for the notification
a)	Position/status	President, EMEA and LATAM - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional Refill award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	572,192
		(ii)	Nil	23,614

d)	Aggregated information

	- Aggregated volume	595,806

	- Price	Nil

e)	Date of the transaction	23 March 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Choy
2	Reason for the notification
a)	Position/status	President, Asia Pacific - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional Refill award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	580,931
		(ii)	Nil	23,614

d)	Aggregated information

	- Aggregated volume	604,545

	- Price	Nil

e)	Date of the transaction	23 March 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tamara Rogers
2	Reason for the notification
a)	Position/status	Chief Marketing Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional Refill award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	525,300
		(ii)	Nil	32,380

d)	Aggregated information

	- Aggregated volume	557,680

	- Price	Nil

e)	Date of the transaction	23 March 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Franck Riot
2	Reason for the notification
a)	Position/status	Chief R&D Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional Refill award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	427,245
		(ii)	Nil	23,614

d)	Aggregated information

	- Aggregated volume	450,859

	- Price	Nil

e)	Date of the transaction	23 March 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bjarne Tellmann
2	Reason for the notification
a)	Position/status	General Counsel - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	482,973

d)	Aggregated information

- Aggregated volume

- Price

e)	Date of the transaction	23 March 2023
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Haleon plc American Depositary Shares (ADS) US405552100
b)	Nature of the transaction	Grant of a conditional Refill award under the Haleon plc Performance Share Plan
c)		Price(s)Volume(s) Nil79,804
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	23 March 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mairéad Nayager
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	575,852

d)	Aggregated information

- Aggregated volume

- Price

e)	Date of the transaction	23 March 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jooyong Lee
2	Reason for the notification
a)	Position/status	Head of Strategy and Office of CEO - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction
(i) Grant of a conditional award under the Haleon plc Performance Share Plan
(ii) Grant of a conditional Refill award under the Haleon plc Performance Share Plan
(iii) Grant of a conditional award under the Haleon plc Share Value Plan

c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	30,192
		(ii)	Nil	6,083
		(iii)	Nil	26,418

d)	Aggregated information

	- Aggregated volume	62,693

	- Price	Nil

e)	Date of the transaction	23 March 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lisa Paley
2	Reason for the notification
a)	Position/status	President, North America - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US405552100

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional Refill award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	285,186
		(ii)	Nil	13,462

d)	Aggregated information

	- Aggregated volume	298,648

	- Price	Nil

e)	Date of the transaction	23 March 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amy Landucci
2	Reason for the notification
a)	Position/status	Chief Digital and Technology Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US405552100

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional Refill award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	222,223
		(ii)	Nil	13,462

d)	Aggregated information

	- Aggregated volume	235,685

	- Price	Nil

e)	Date of the transaction	23 March 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Teri Lyng
2	Reason for the notification
a)	Position/status	Head of Transformation and Sustainability - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US405552100

b)	Nature of the transaction
(i) Grant of a conditional award under the Haleon plc Performance Share Plan
(ii) Grant of a conditional Refill award under the Haleon plc Performance Share Plan
(iii) Grant of a conditional award under the Haleon plc Share Value Plan

c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	22,492
		(ii)	Nil	13,462
		(iii)	Nil	19,155

d)	Aggregated information

	- Aggregated volume	55,109

	- Price	Nil

e)	Date of the transaction	23 March 2023
f)	Place of the transaction	Outside a trading venue

Amanda Mellor

Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: March 23 2023	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary